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Contact: Michael P. Hawks              (NYSE -- BMC)
         (612) 851-6030                FOR IMMEDIATE RELEASE



               BMC OBTAINS A $150 MILLION CREDIT FACILITY


June 10, 1996 -- Minneapolis, Minnesota -- BMC Industries, Inc. announced today it has entered into a credit agreement with Norwest Bank Minnesota, N.A., as agent and a lending bank, First Bank National Association and NBD Bank for a $150 million unsecured credit facility. This credit facility consists of a $70 million revolving credit facility for general corporate purposes and an $80 million acquisition credit facility.

Paul B. Burke, BMC's Chairman, President and Chief Executive Officer, stated, "The Company has undertaken its most aggressive capital expenditure and expansion programs in its history. This credit facility provides BMC with the availability of funds to successfully complete these programs, as well as provides immediately available funds in the event the Company encounters a strategic acquisition opportunity."

BMC is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. Through Vision-Ease Lens, Inc., a wholly-owned subsidiary of the Company, the Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".


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